Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

May 16, 2023

Via EDGAR CORRESPONDENCE

Scott Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. - AB US Large Cap Strategic Equities ETF Post-Effective Amendment No. 4 File Nos. 333-264818 and 811-23799

Dear Mr. Lee:

This letter responds to an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding (1) the above-referenced post-effective amendment to the registration statement filed on February 3, 2023 (the “Post-Effective Amendment”), on Form N-1A for AB US Large Cap Strategic Equities ETF (the “Fund”), a series of AB Active ETFs, Inc. (“Registrant”) and (2) Registrant’s initial response letter to Staff comments on the Post-Effective Amendment, which was filed via EDGAR correspondence on May 10, 2023 (“Initial Letter”). You provided an additional comment to me by telephone on May 12, 2023.

The Staff’s comment and our response thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the response will be reflected in a Rule 485(b) filing.

Comment 1:	As a follow-up to Comment 6 from the Initial Letter, please clarify what type of corporate behavior is measured and incorporated into the Fund’s strategy.
Response:	Registrant will revise the Prospectus in response to this comment.

*      *      *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely, /s/ Lauren A. Clise Lauren A. Clise

cc:	Nancy E. Hay, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq.